Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: lliad Holdings, Inc.
Commission File No.
     Set forth below is a transcript of a conference call held by Universal Compression Holdings, Inc. and Universal Compression Partners, L.P. on February 28, 2007 to discuss their fourth-quarter 2006 earnings:
Operator
Good morning, ladies and gentlemen. Welcome to the Universal Compression Holdings Incorporated and Universal Compression Partners, L.P. earnings conference call. All participants will be in a listen-only until the question-and-answer session. [OPERATOR INSTRUCTIONS] As a reminder, this conference is being recorded today, February 28, 2007. If you have any objections you may disconnect at this time. I would now like to introduce Mr. David Oatman, Vice President of Investor Relations of Universal Compression. Sir, you may begin.

David Oatman
Thank you. Good morning, everyone, and welcome to the Universal Compression Holdings and Universal Compression Partners earnings conference call for the three months and year ended December 31, 2006. We prepared summary pages of financial and statistical data about the quarter in our earnings release which are posted to our universalcompression.com website in the Investment Relations sections for both Universal Compression Holdings and Universal Compression Partners.
As we have in the past, during this call we will discuss some non-GAAP measures in reviewing our performance, such as EBITDA, as adjusted, gross margin and distributable cash flow. You will find a reconciliation of these measures to GAAP measures in the summary pages of the earnings release.
As a reminder, in addition to providing statements of historical facts, today’s conference call will include certain comments that constitute forward-looking statements including statements regarding the proposed merger with Hanover Compressor Company and our expected first quarter 2007 financial results.
Investors are cautioned that there are risks, uncertainties and other factors that may cause the Company’s actual performance to be significantly different from the expectations stated or implied by any comments that we make today. These forward-looking statements are affected by, among other things, the risk factors in forward-looking statements described in Universal Compression Holdings’ transition report on Form 10-K for the nine months ended December 31, 2005, Universal Compression Partners’ registration statement on Form on S-1 and those set forth from time to time in both entities’ filings with the SEC, which are available through the Companies’ website and through the SEC’s Edgar system website at at www.sec.gov.
Both entities expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise. In connection with the proposed merger with Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new holding company will be filed with the SEC.
Investors and security holders are urged to carefully read these statements and other materials regarding the proposed transactions when they become available because they will contain important information. I will now turn the call over to Mr. Steve Snider. Steve?

Stephen Snider
Thanks, David. Good morning, everyone. Welcome to the fourth quarter 2006 earnings conference call for Universal Compression Holdings and Universal Compression Partners. As has become our practice, during today’s call we will often refer to Universal Compression Holdings as Universal and to Universal Compression Partners as UCLP. Because we consolidate UCLP’s financial position into Universal’s, the discussion of Universal will include UCLP unless otherwise noted. Joining me today is Michael Anderson, the CFO of Universal; and Daniel Schlanger, the CFO of UCLP.

I’ll begin my comments with a summary of three recent developments that we believe will be very beneficial to our shareholders. First, I must start by saying how excited we are about the previously announced merger agreement between Hanover Compressor Company and Universal Compression Holdings. Over the past several weeks, our management team has traveled to many of our locations around the country and the world and we have been pleased with the enthusiastic reception of the merger news from our employees.
We believe the merger will create a global leader in natural gas compression services and production and processing equipment, and will enhance value for stockholders of both Universal and Hanover. We believe the combined company, which will have a new name, will be better positioned to compete in the global marketplace, have significant synergies through anticipated annual pretax cost savings of approximately $50 million, and have a larger pool of domestic contract compression contracts and assets that can be offered for sale to UCLP.
We recently filed our initial application under the Hart-Scott-Rodino Antitrust Act and continue to expect the merger to close in the third quarter of this year.
Second, I want to take this opportunity to welcome the unit holders of Universal Compression Partners. This is our first earnings call to include results from UCLP which went public and commenced operations on October 20, 2006. As a reminder, UCLP is a master limited partnership formed by Universal to provide natural gas contract compression services to customers throughout the United States. Universal continues to own a 51% ownership interest, including the general partner interest, in UCLP.
We intend for UCLP to be the primary growth vehicle for our domestic contract compression business. As we believe UCLP will continue to have a lower cost of capital than Universal, we intend to offer to UCLP the opportunity to purchase the remainder of our domestic contract compression business over time, providing both significant growth opportunities for UCLP, and we believe substantial value to Universal shareholders. Additionally, we believe UCLP’s lower cost of capital gives us the opportunity to accelerate the overall growth of the domestic contract compression business.
Finally, we are excited that B.T. Engineering has joined our team. Acquired by Universal in early January, B.T.E. is a leading, Singapore-based, fabricator of oil and gas equipment including FPSO process modules and natural gas compression units. With this transaction, Universal has expanded its product offering to meet a wider range of production-related customer requirements and added a centrally located operation for the cost-efficient fabrication of compressor equipment for Asia Pacific and other international markets.
Now, I will provide highlights of our recent financial results and other activity. For the fourth quarter of 2006, Universal reported income of $20 million or $0.64 per diluted share. Included in these results is approximately $1.1 million of pretax charges related to refinancing activities. Without these charges, earnings per diluted share would have been $0.67.
Revenue was a record $253 million, and EBITDA, as adjusted, was $77 million in the fourth quarter. While the performance in each of our four business segments remains strong due to the continuing demand for our products and services, recent labor and other field cost increases have negatively impacted our domestic contract compression segment. We will address this issue more in a few minutes.
For full year 2006, net income was a record $87.7 million, or $2.82 per diluted share, including the $1.1 million pretax charges related to refinancing activities, and approximately $3.2 million of pretax benefit in the third quarter related to employee benefit programs. Excluding these items, earnings per diluted share was $2.78 in 2006. Revenue was $948 million, and EBITDA, as adjusted, was $312 million in 2006, both also record levels. Looking at key numbers on an overall basis, revenue is up 17%, EBITDA, as adjusted, was up 19%, and adjusted earnings per share was up 30% as compared to calendar 2005.
Now, I will provide some operating highlights for each of our business segments. Domestic Contract Compression gross margin dollars in the fourth quarter increased a solid 9% compared to prior year period. However, on a sequential basis Domestic Contract Compression gross margin dollars declined 7%, due largely to increased field costs.
Let me take a moment to address our operating costs. First, let me say that Universal has always had a culture of providing quality service on a safe basis while maintaining a rigorous focus on operating costs. Over the past year, we have taken several momentous steps that we believe have enhanced and will continue to enhance the value of our Company. In the last 12 months, we have implemented a new ERP system in North America, formed UCLP, announced a merger with Hanover and acquired B.T.E. Engineering.
Although we believe these actions are all very good for our Company, they have, unfortunately, contributed to our losing focus on containing operating costs. We are experiencing pressure from higher wage scales and relatively large number of less experienced personnel, increasing costs for lube oil and parts, and continuing costs related to implementation of our ERP system. As a result of all these factors, the profitability and efficiency in our domestic field operations have been negatively impacted.
For those of you who have followed us for a while know, this is simply not the way we have historically controlled costs at Universal, and we are not at all happy with the situation. We are taking specific measures right now to address these issues. In the short term, we are instituting more rigorous controls over field labor hours. In creating longer-term benefits, we have recently expanded our field employee development program that better assesses and develops mechanics’ skill levels, enhancing our recruiting and retention abilities.
We are also in the middle of rolling out our field re-engineering program that redefines the way we do certain activities in the field to enhance our operating efficiency. These programs are costing us in the short run, but we believe will generate benefits in coming quarters. We also believe that our proposed merger with Hanover will allow us to be in a position post-merger to further combat these cost pressures and create a more efficient Company going forward.
Importantly, however, the uncertainty around the timing of the pending merger and the resulting corporate organization creates some operational difficulties with respect to employee retention. It is already more difficult to retain good employees as other companies are recruiting aggressively. Further, we are also incurring additional costs related to people, both employees and outside experts preparing for the merger.
Although there are no quick fixes to our operating cost structure we believe our initiatives are designed to reduce costs over the next several months. With the uncertainty caused by the pending merger, however, it may take us a little longer than we would like to bring our costs back in line. We expect to report progress on this front both before and after the merger. We are committed to not only getting our costs back in line, but also keeping our employees focused on safety, improving efficiency, and providing quality customer service while delivering growth.
Turning back to the fourth quarter results, our average domestic working horsepower increased by about 24,000 horsepower over the third quarter as new additions to our fleet more than offset unit returns. However, we continue to see returns of smaller and mid-range horsepower units which has resulted in a lower fleet utilization over time. Our domestic fleet horsepower increased from 2,017,000 on September 30 to 2,069,000 on December 31. Domestic spot utilization was 88.2% at December 31, and is currently 87.2%.
Our International Contract Compression segment had another strong quarter. As compared to the prior year period, our average working International horsepower increased by 1% while our revenue increased by 13% as new activity in Brazil, Mexico, Argentina and Indonesia offset the end of a large project in Colombia where, as expected, a customer exercised an option to purchase approximately 25,000 horsepower.
Our International Contract Compression gross margin dollars in the fourth quarter increased 6% compared to the prior year period and were slightly up on a sequential basis. Our International fleet totaled 607,000 horsepower at December 31, and International utilization was 91.1% at December 31, and is currently at 91.3%. Our International Contract Compression backlog currently totals over 40,000 horsepower, including several new projects in Latin America scheduled to start throughout 2007. Inquiry and bid activity for new International projects remains strong.
Summarizing our total operating statistics, our overall spot contract compression utilization, including both international and domestic, was 88.9% at December 31, and is currently 88.1%. We fabricated almost 200,000 horsepower in new domestic and international units during 2006 which represents healthy growth in both our domestic and international fleets. Currently we expect new fleet build activity in 2007 to be similar to 2006 levels although we will continue to adjust actual growth capital expenditure levels based upon specific project timing as well as overall market demand.
Moving to our Fabrication segment, our Compressor Fabrication backlog was $145 million at December 31, 2005. It was $268 million at September 30, 2006. It was $289 million at December 31, 2006, and our Fabrication backlog is currently at $300 million, and is about 80% domestic and 20% international. Our significant backlog reflects continuing, strong overall demand in customer commitments well into the second half of 2007 and early 2008.
We had strong Fabrication activity in the fourth quarter 2006, especially when including new units built for our fleet. Our Fabrication gross margin percentage was better than expected for the quarter. Given the high level and type of Fabrication backlog, we expect this segment to continue to perform well during 2007.
Our Aftermarket Services segment continued its run of good performance as both the revenues and gross margins were strong in the fourth quarter. We benefited from increased pricing which helped offset increasing cost levels similar to those incurred in other segments and it resulted in a gross margin percent in excess of 22%. Now, I will turn the call back to Michael for more financial results. Michael?

J. Michael Anderson
All right, thanks, Steve, and good morning, everyone. I am sure that by now you have all received and reviewed the press release we issued earlier this morning. I will provide a financial summary for Universal Compression Holdings, and then we will discuss the financial performance for Universal Compression Partners. In the summary of Universal’s financial results for the fourth quarter the primary comparison period will be the third quarter, as well as the guidance we provided in November and the updated guidance we issued earlier this month in the merger announcement.
Total revenue was $253 million for the quarter and that is a 2% increase sequentially, it’s a 13% increase on a year-over-year basis. If we look at our Domestic Contract Compression business, revenue was $102 million in the fourth quarter. That is a 17% increase compared to the year-ago quarter. Revenue did increase slightly from $101 million on a sequential basis, but it was a bit lower than our November guidance as start ups of new, larger horsepower units were somewhat offset by returns of some small and mid-range horsepower units.
In the fourth quarter, gross margin percentage in the Domestic segment was 60%. That was lower than expected due to the previously discussed labor and other field cost increases that Steve addressed. This compares to our adjusted Domestic gross margin percentage in the third quarter of 64.5%. That was before the one-time benefit we had. On a year-over-year basis, Domestic Contract Compression gross margin dollars still increased by about 9%.
International Contract Compression revenue was $38 million in the fourth quarter. That was in line with our guidance. The revenue level is about a 5% increase on a sequential basis, and is up 13% compared to the prior year period. Gross margins for International Contract Compression, 72% in the December quarter. That was also generally in line with our guidance.
In the Fabrication operations, fourth quarter revenue was $63 million, gross margin was 13%. Both of those were somewhat above our guidance due to strong market conditions and good execution in our Fabrication facilities.
In the Aftermarket Services business segment, fourth quarter revenue was $50 million and gross margin percentage was 22%, again, both somewhat higher than our guidance range. We saw strong revenue performance in the Gulf Coast and West Texas regions and we also benefited from some price increases in the segment.
SG&A expenses increased from $30 million in the September quarter to $32 1/2 million dollars in the December quarter. That was driven by additional overhead related to UCLP, as well as more significant business development expenses in the international markets. EBITDA, as adjusted, $76.5 million in the fourth quarter, a decrease of 9% on a sequential basis, but it’s an increase of 3% on a year-over-year basis.
Interest expense was $13.5 million dollars in the fourth quarter compared to $15 million in the third quarter. The decline in interest in the fourth quarter was due to the debt reduction associated with the UCLP offering, offset somewhat by borrowings that we used to fund our share repurchase program. During the fourth quarter, we actually repurchased almost 570,000 shares under our previously announced $200 million share repurchase program and that was done at an average price of $63.30 per share. This resulted in us spending about $36 million on this program during the quarter.
Also during the fourth quarter we incurred about $1.1 million in pretax charges related to refinancing Universal debt associated with the IPO of UCLP.
Regarding income tax expense, we had a 31% effective rate in the fourth quarter, that’s down a bit from 34% in the third quarter. Our tax rate was a bit lower this quarter as a result of a larger percentage of our income coming from international markets versus domestic markets where the international rates are a bit lower.
In the fourth quarter, we generated diluted earnings per share of $0.64, that included about $1.1 million of the pretax charges on the refinancing. Without these charges, earnings per diluted share would have been $0.67. In the third quarter, we had reported diluted earnings per share of $0.80, excluding gains from employee benefit programs of $3.2 million that we had in the third quarter, earnings per share would have been $0.73. Earnings per share in the year-ago quarter was $0.60 per share.
Net CapEx, $61 million in the fourth quarter. That compares to $53 million that we spent in the third quarter. Capital expenditures during the quarter included $43 million in growth CapEx, $14 million in maintenance overhauls, and $6 million in other expenditures which included trucks and equipment. As expected, growth capital spending in the fourth quarter was weighted 75% towards the domestic markets and it included about $4 million for the repackaging of existing units.

Let’s turn for a minute to our annual results. For the year, revenues were a record $948 million in 2006. That is a 17% increase versus 2005. If we look at each of our segments, Domestic Contract Compression revenues and gross margin both increased by 22% during the year with revenues of almost $400 million and gross margin in excess of $250 million. Domestic average contracted horsepower increased by 3% in 2006.
International Contract Compression revenues increased by 15% to $142 million during 2006, while gross margin in that segment increased by 14% to over $100 million. International average contracted horsepower increased by 6% in 2006 despite the 25,000-horsepower reduction from the Colombia purchase option.
Looking at Fabrication, revenue for the year increased 13% to $216 million in 2006, while gross margin increased almost 70% to $29 million for the year with improved margins of about 14% during the year.
Aftermarket Service revenues increased 15% to $191 million. Gross margin increased by 20% to $39 million in 2006.
SG&A expenses for the year increased from $85 million, or 10 1/2 % of revenues in 2005, to $119 million, or 12 1/2 % of revenues in 2006, due to a number of issues. One was an accounting change that we had in 2006, where we began including reimbursable property taxes as part of SG&A. We also had the ongoing implementation of our ERP system and, of course, the adoption of 123(R) related to stock-based compensation.
EBITDA for the year as adjusted was a record $312 million. That, as Steve mentioned, was an increase of about 19% from the $263 million we had in 2005. And, of course, excluding the gains from employee benefit programs and the charges related to debt extinguishment, earnings per share on a diluted basis increased by 30% during the year from $2.14 in 2005 to $2.78 in 2006.
With strong industry demand, particularly for relatively large horsepower units, net capital expenditures increased from $139 million in 2005 to $207 million in 2006. If you look at CapEx spending for all of 2006, it included $142 million in growth CapEx, $46 million in maintenance overhauls, and $31 million in other expenditures. The other capital included the ERP system, and included service vehicles, equipment and also facilities. Overall growth capital for the year was split, about 70% for the U.S. and 30% for the international markets.
On our balance sheet, debt to capitalization declined from 50% at the end of September to 47 1/2 % at December 31. That was due to debt reduced associated with the IPO of UCLP, of course. Total debt in dollars reduced from $914 million on September 30 to $831 million on December 31. Our debt to trailing EBITDA ratio declined from 3 1/2 times at the beginning of the year to 2.7 times at December 31.
Now in connection with the IPO of UCLP on October 20, Universal entered into a new senior secured credit facility. Now this credit facility is a five-year, $500 million revolver and we had $347 million drawn against it as of December 31. Our working capital investment, which when you exclude cash and debt, was at $149 million at the end of the year, down a bit from $172 million at September 30, making a little bit of progress on that front. Our cash position was $47 million at December 31. We do expect to file the 10-K for Universal for the year ended December 31 sometime tomorrow.
I’m now going to summarize our guidance for the first quarter ending March 31, 2007. As Steve mentioned during his remarks, the pending merger creates a lot of uncertainty regarding timing and the amount of additional costs in the near term that makes it more difficult to forecast our business. As a result, we’re not going to be providing first quarter or full year EPS guidance at this time.
Earnings for the first quarter, however, will include a full quarter’s impact of UCLP which we do expect will be mildly dilutive to UCO on an ongoing basis. Most of the dilution right now is related to an additional $3 million or so of public company expenses associated with the MLP. Further asset drop downs, if and when they occur, will also likely be dilutive transactions for Universal. The fact that these positive transactions in our view might be dilutive to UCO and the importance of MLP cash flow measurement are some reasons why we believe cash flow will become an increasingly important valuation metric for Universal moving forward.
Now specifically back to our first quarter guidance, revenue for the quarter is expected to be a total of $230 million to $240 million. If you look at Domestic Contract Compression we expect revenues in this segment to be $101 million to $103 million for the quarter. International Contract Compression revenue meanwhile is expected to be relatively stable at around $38 million for the quarter.
Gross margins. Gross margin percentages are expected to be in the low 60s for the Domestic segment and in the mid 70s for the International Contract Compression segment. Fabrication for the quarter, we expect revenue to be between $50 million and $55 million in the first quarter, that is a bit down sequentially, with gross margin percentages of about 12%. Our Aftermarket Service business will likely be down sequentially from a strong fourth quarter with revenues we expect in the low to mid $40 million range and gross margin percentage in the low 20s.

SG&A and depreciation in the first quarter will each be up sequentially by a few million dollars as a result of items such as the UCLP cost, as well as our newly acquired B.T.E. business. Speaking of B.T.E., we will be slow to ramp up the revenues from B.T.E. because we account for Fabrication on a completed contract methodology, but, of course, we will be incurring their total SG&A cost structure from day one. As a result, with the slower revenue build up in the first quarter or so, the acquisition will be dilutive to us in the first quarter or so, although the deal itself is certainly attractive and accretive in the first year of operation. This revenue recognition issue is also why we see very little B.T.E. impact on Fabrication revenues in the first quarter.
When we look further out for our Fabrication business we do expect to exceed $300 million in revenues for the 2006 year. That is largely related to strong market conditions and a very solid backlog that we have over the course of the next 12 months. With some large shipments and some significant installation revenues in the middle of the year, we actually expect that we will see over 60% of this Fabrication revenue in the second and third quarters. So they should be pretty big for us.
Regarding CapEx for the year, we expect that we will spend between $225 million and $250 million of net CapEx with about $50 million to $55 million of this for maintenance capital expenditures.
Let’s move on now for a bit for Universal Compression Partners. Now please bear in mind, of course, that UCLP went public on October 20, 2006, so the fourth quarter results for UCLP will be for a partial period, it equates to about 70 days of operations. UCLP experienced many of the same cost pressures as Universal’s Domestic Contract Compression segment did during the quarter. Although costs were higher than expected, the omnibus agreement between Universal and UCLP capped UCLP’s operating costs at $16.95 per horsepower per quarter. Now this cost was enacted to protect UCLP against any unexpected increase in costs, such as those we experienced during the fourth quarter.
With the cap, UCLP generated EBITDA, as adjusted, of $7.2 million and distributable cash flow of $5 million in the quarter. This distributable cash flow was sufficient to cover the prorated $0.278 per unit distribution that we declared for the fourth quarter by a ratio of 1.40 times. Now if we exclude the cost cap, which equated to about $0.5 million, UCLP generated EBITDA of $6.6 million, had distributable cash flow of $4.5 million and that still would have been sufficient to cover fourth quarter distribution by 1.26 times.
In the fourth quarter, UCLP’s fleet averaged operating horsepower of 330,000 horsepower. Now December 31, 2006, UCLP had total available horsepower of 343,000 and a spot utilization rate of 97%. An update with regard to the contract conversion process here, approximately 1.1 million horsepower out Universal Compression’s and UCLP’s combined domestic contract compression fleet are now covered by contracts we converted to the new agreements, meaning that we have converted about 100,000 horsepower to the new contract form since September 30.
The 100,000 horsepower of converted contracts includes about 50 customers. The total horsepower now converted to the new contract form represents 54% of Universal’s total available contract compression horsepower and about 61% of our domestic working horsepower. So we have continued to make good progress on the contract conversion process.
In connection with the IPO, UCLP did enter into its own senior secured credit agreement. It’s a new, five-year, $225 million revolver. We had $125 million drawn at closing and also as of December 31. UCLP has fixed all $125 million of its debt for five years at an all-in rate of 6.53%. That includes its credit spread of LIBOR plus 125. UCLP’s debt ratios are within our target ranges. Total debt to annualized EBITDA, adjusted for the cost caps, was3.5 times, while EBITDA covered interest expense by 3.9 times.
Lastly, I’d like to point out the obvious, the proposed merger with Hanover provides a significantly larger pool of contract compression assets that can be offered to UCLP over time. While we do not have a set time frame for any future transfers, we see this as a great opportunity for UCLP and we are excited about the prospects of the merger and the positive impact it should have on UCLP.
Lastly, we expect to file the 10-K for Universal Compression Partners sometime in mid-March. This now concludes the prepared remarks for our conference call and we would like to open the call for questions. Operator?

Operator
Thank you, sir. At this time, we’d like to begin the question-and-answer session. [OPERATOR INSTRUCTIONS] One moment for the first question. Our first question comes from Mike Urban with Deutsche Bank. You may ask your question.

Michael Urban - Deutsche Bank — Analyst
Thanks. Good morning.

Stephen Snider
Good morning.

Michael Urban - Deutsche Bank — Analyst
I wanted to go through some of the moving parts in the domestic business a little bit, if we could. On the utilization side you talked about what was going on there, some lower horsepower units coming back. Sounds like that continued after the end of the quarter. I am guessing that explains why the average rate or average price is down because there is a higher mix of larger horsepower units. Is that a fair assessment?

Stephen Snider
Exactly.

Michael Urban - Deutsche Bank — Analyst
What are the pricing trends on an apples-to-apples basis? What would a large horsepower unit go out at today? Is it higher or lower or the same as it was, maybe three months ago?

Stephen Snider
It’s about the same as it was three months ago. What you’re addressing, I think, Mike, is the dollar per horsepower increases as the units get smaller, if you’re looking at a blended fleet, the blend of utilized horsepower impacts the average dollar per horsepower.

Michael Urban - Deutsche Bank — Analyst
That is what I was getting at —

Stephen Snider
The prices in the market have not appreciably changed in the last three months.

Michael Urban - Deutsche Bank — Analyst
Okay. That is helpful. On the cost side, again, you addressed some of the issues you are having there. The trade off on the lower cost per horsepower on the average in terms of the price, is usually a higher margin. With the margin down, is that also apples-to-apples? Is it fair to suggest that, or is it worse than the blended numbers suggest?

Stephen Snider
I wish I could say that, but not really. The smaller horsepower units do not have appreciably different margins than the large horsepower. There’s little nuances here and there. It is really on the cost side more than it is on the blend of horsepower, I’d have to say.

Michael Urban - Deutsche Bank — Analyst
That is helpful. Going forward, if I heard you right, the spot utilization currently is below where it was at the end of the quarter. Can you talk about the dynamic in the market right in terms of what’s driving that?

Stephen Snider
It hasn’t really changed for the last quarter, I’d say, and it continues on at about the same pace. We are receiving back some small and midrange horsepower units, those tend to be more volatile sizes, as business changes, those tend to move around more. Our large horsepower fleet is staying busy, and our incremental large horsepower that we’re building, which is a good part of that 200,000-horsepower we’ve built last year, is all going to work. The big horsepower remains pretty strong. The small horsepower is showing some signs of weakness, now some of it’s self-inflicted. We had some price increases back in the spring because we had some smaller horsepower units we thought were priced too low to be economically viable. We raised prices substantially. Some of those were replaced. It may turn out we’re actually in better shape because those are gone than we would have been had we kept them. But it’s a price competitive market. There are lots of competitors in the small horsepower size. It keeps dribbling back in.

Michael Urban - Deutsche Bank — Analyst
Okay. Going forward, what are the prospects for those units? Would you expect those to go back to work? Would you be willing to take a lower price? Or if they continue to just sit there would you think about retiring some of those?

Stephen Snider
They likely will go back to work. Some of them will have to be refurbished or maybe repackaged like we did last year, two years ago, I guess it was on our repackaging program to make them better suited to today’s gas reservoir demands. That is a process that is ongoing through fleet management. And fleet management is the guys in charge of putting them back to work. So I think they will go back to work, but it probably will be slowly and it is going to take some time. We’re going to have to spend some money on them to get them back working. I don’t know that we’ll put them back out at any kind of reduced price. That doesn’t seem to make too much sense for me. If we took them back in because the price was too low, I don’t know why we’d put them back out at the low price again.

Michael Urban - Deutsche Bank — Analyst
Okay. I will let somebody else take a turn. Thank you.

Operator
Thank you. Our next question comes from Robert Christiansen with Buckingham Research Group. Sir, you may ask your question.

Robert Christiansen - Buckingham Research Group — Analyst
In the international compression, the 600,000 horsepower, can you give us a little bit of a breakout of where that horsepower is by country? Maybe in Latin America, I believe, right? Can you just refresh us on —

Stephen Snider
Mostly Latin America, Michael?

J. Michael Anderson
Yes, if you look at it, about half of that is actually going to be in Argentina. Then you look at the next tier of countries, you are going to be looking at places like Brazil and Mexico, which each have pretty good chunks of horsepower. Those will be number two, number three in that group. Actually, we have some decent amount of horsepower in places like Thailand and Indonesia.

Robert Christiansen - Buckingham Research Group — Analyst
What is your Venezuelan horsepower just out of curiosity?

J. Michael Anderson
We have very little in Venezuela. Probably something around 10,000 horsepower.

Robert Christiansen - Buckingham Research Group — Analyst
Thanks. B.T.E., can you give us some references? What have they done in their past, are there any notable jobs they have done? FPSOs, or something that I could look at to see if they are a good company?

Stephen Snider
They’ve done a lot of FPSO work over their life span. That’s really what they’ve done. They worked for most of the major energy companies, and, of course, the FPSO providers. Their biggest project was probably a joint venture off of Africa called Kasamba.

Robert Christiansen - Buckingham Research Group — Analyst
Okay. I didn’t know about that. I could just Google Kasamba and see that FPSO and all that, and their name would be prominent there?

Stephen Snider
Yes. It should be.

Robert Christiansen - Buckingham Research Group — Analyst
What else have they done of note?

Stephen Snider
They mostly build modules for FPSOs, and then production separation, pressure vessels, that kind of thing, and they have recently done some compressor work, and they have built some compressors for us. And they are currently building some compressors we have going into the Asian market.
So we’re kind of expanding them a little bit into the compressor side. They have the capabilities, they have all the code stamps, the pressure vessel capacity and it is just a matter of them now building compressor sets. They are very busy in their FPSO and pressure vessel business on its own. We are hoping to lever that and also add some capacity to ourselves in that part of the world.

Robert Christiansen - Buckingham Research Group — Analyst
Do they have any backlog that you can talk about? Is it a backlog kind of thing?

Stephen Snider
We only report compressor backlog, and since they have so little in the compressor side, we haven’t gotten to that point yet where it’s worthy of quoting their backlog for compressors.

Robert Christiansen - Buckingham Research Group — Analyst
What about the Fabrication side of things, the FPSO modules and pressure vessels? Do they have a backlog there?

Stephen Snider
They do. Just like we have a backlog for other things other than compressors, we don’t get into reporting that.

Robert Christiansen - Buckingham Research Group — Analyst
I guess I’d like to understand a little bit more why the costs in this quarter, and there’s been a bunch of quarters, keep blowing out to the upside and causing some disappointment. Could you spend a little more time on where the biggest problem lies with costs? It sounds like it’s all labor related. Is that fair to say? Not ERP related?

Stephen Snider
No, I would not say it is all labor related. Labor is the biggest component. ERP is also a substantial component of it, as is lube oil, as are parts prices, the pieces we have to use to maintain the equipment.
The labor segment is a combination of higher cost of labor because of the demand for labor in the marketplace in the energy industry today. Some of the newer employees have fewer skills, it may take a little longer to do a project and then managing the number of hours worked, I think, is an area for improvement, as well.
It is a combination of things on the labor front, a little bit of ERP, and a little bit of parts and components pricing.

Robert Christiansen - Buckingham Research Group — Analyst
What makes the ERP go away, and then I’ll get back in line? This has been an investment you made some time ago. Is it scale or something, all of a sudden ERP costs go down? I just don’t understand that one, I guess.

Stephen Snider
The ERP implementation has been ongoing on for about a year now. We’re just getting into the meat of it at this point in time where it’s beginning to send back information that is helpful to us. It takes some extra staff while you’re converting systems and learning how to do your data entry.
We have had increased staffing in the field in support of the ERP implementation. It’s going to be there for a while longer. It will come down eventually, but as we’re still implementing modules and still perfecting it, that staff is still going to be there for a bit. It is the right thing to do in the long term, a little painful in the short term.

Robert Christiansen - Buckingham Research Group — Analyst
Good answer. Thank you.

Operator
Thank you. Our next question comes from Terese Fabian with Sidoti & Company. You may ask your question.

Terese Fabian - Sidoti & Co. — Analyst
Hello, good morning. I just wanted to review the Fabrication revenue that you expect, you said $300 million for the year?

J. Michael Anderson
That is right. In excess of $300 million.

Terese Fabian - Sidoti & Co. — Analyst
And the bulk, the 60% coming in the second and third quarters?

J. Michael Anderson
Correct.

Terese Fabian - Sidoti & Co. — Analyst
That is quite a step up from what you had this year?

J. Michael Anderson
Yes, it is.

Terese Fabian - Sidoti & Co. — Analyst
The costs go up commensurately because of the B.T.E. which I expect much of that is coming from —?

Stephen Snider
The $300 million is just compressor work.

Terese Fabian - Sidoti & Co. — Analyst
Oh, I’m sorry, fabrication work. Oh, just compressor work, but fabrication of compressors. Where will the B.T.E. revenue lie?

J. Michael Anderson
It will be included in the Fabrication line item. That’s where the revenues will generate. But in terms of when we talk about our backlog, we don’t have the B.T.E. non-compressor backlog work included in that.

Terese Fabian - Sidoti & Co. — Analyst
Right. But that $300 million will be B.T.E. and fabrication from compressors?

J. Michael Anderson
It will.

Terese Fabian - Sidoti & Co. — Analyst
The margin on that, the gross margin?

J. Michael Anderson
We haven’t provided guidance on that.

Terese Fabian - Sidoti & Co. — Analyst
Okay. Because more of the revenue will be coming from abroad, the tax rate will probably be lower than the 35% of previous —?

J. Michael Anderson
To the extent that it is coming out of Singapore, that would probably be right. Stuff coming out of the U.S. sometimes doesn’t have any difference because it is still shipped here out of the U.S.

Terese Fabian - Sidoti & Co. — Analyst
Okay, and then one last question on net debt. Did you provide a number for the fourth quarter net debt?

J. Michael Anderson
We provided total debt at 831, and cash at 47.

Terese Fabian - Sidoti & Co. — Analyst
Okay. Thank you so much.

Operator
Thank you. We do have an additional question from Mike Urban. Sir, your line is open.

Michael Urban - Deutsche Bank — Analyst
Wow, that was fast. Over at UCLP at the time of the offering and in the filing, there was some level of organic CapEx in there, something in the $20 million, $25 million range, would you still anticipate doing that at the LP level, or is it more capital and tax efficient to run the organic CapEx out of UCO and then just downstream that at whatever time or sell that at whatever time to the LP?

J. Michael Anderson
There is an arrangement within the omnibus agreement between UCLP and Universal that basically Universal will agree to build equipment for the UCLP customers. But from an accounting standpoint that CapEx is going to be, in essence, incurred at UCLP on behalf of their customers as they grow organically.

Michael Urban - Deutsche Bank — Analyst
Okay, so that number is going to be a little more lumpy, and on an as needed or as requested basis versus your larger program at the UCO level which is more strategic?

J. Michael Anderson
That is right. Any time you get into dealing with smaller numbers and a small number of customers it will depend on what is happening with those guys in terms of organic growth and how much CapEx gets spent on their behalf.

Michael Urban - Deutsche Bank — Analyst
Okay. I don’t know if you are able to comment on this at all, but do you have any thoughts or timing on when you might be able to make the next drop down or if those plans have changed at all or need to be faster or slower based on the potential or proposed merger with Hanover?

J. Michael Anderson
It is such a popular question, we continue to stick to our guns in terms of not providing any specific guidance on when that might happen, but it is nothing that is prohibited with regard to the Hanover merger.

Michael Urban - Deutsche Bank — Analyst
Okay. That is all for me. Thanks a lot.

Operator
Thank you. Our next question comes from Sharon Lui with Wachovia. You may ask your question.

Sharon Lui - Wachovia Securities — Analyst
Hi, there. Good morning.

Stephen Snider
Good morning.

Sharon Lui - Wachovia Securities — Analyst
Just a clarification for UCLP. The EBITDA of $7.2 million, is that only for 70 days, or for the 92 days?

J. Michael Anderson
That’s just for the 70 days.

Sharon Lui - Wachovia Securities — Analyst
Just for the 70 days. Okay. And also, I was just wondering if there have been any changes to services provided to Dominion as they look to divest their E&P assets?

Stephen Snider
No. There has not been any change with Dominion. We continue to handle all their compression and just wait for the results like everybody else.

Sharon Lui - Wachovia Securities — Analyst
Okay. Thank you.

Operator
Thank you. We do have an additional question from Robert Christiansen.

Robert Christiansen - Buckingham Research Group — Analyst
Yes, thank you. The S-4, the merger agreement, is there any timeframe when that document would be made, can you give us guidance on that, or if that off limits, too?

J. Michael Anderson
Yes. We have generally said that looking towards the middle or latter part of March is when the S-4 probably happens.

Robert Christiansen - Buckingham Research Group — Analyst
Another question on Canada. We have seen the gas rig count plummet and activity plummeting. You have some exposure to Canada. What is your sense of the compression market there with lesser activity?

Stephen Snider
The Canadian market definitely has slowed down. The structural change that was made in the fall has caused the producers there to rethink their plans. There is much less activity in Canada on a fabrication business than there has been in the past, they still have a pretty reasonable backlog for this year. The Aftermarket Service business is the bulk of our revenue and profit in Canada. It is remaining fairly strong at this point in time. We have backlog to get through in our Fabrication business, which is somewhat scalable and then we have the Aftermarket Service business which continues. But the Canadian market slowdown it’s not a huge portion of Universal.

J. Michael Anderson
And Rob, since you came back on the phone, I thought I would follow up on your question about our international markets. I did actually omit Canada where we have probably 80,000 horsepower or so on a contract compression basis. That is actually probably our second biggest after Argentina, and then we get into Brazil and Mexico and others.

Robert Christiansen - Buckingham Research Group — Analyst
If Canada is slowing down, is more horsepower than is needed on the aging wells up there, forget the lesser margin, new wells being drilled, does the universe of wells up there need ever higher horsepower put to them? Could that business actually be a great business as opposed to the horsepower for new wells?

Stephen Snider
No. It is like all markets, Bob. There is a mixture of horsepower needed. The problem in Canada is there is more capacity to produce compressors then there is market to consume them. When Canada slows down the people who package compressors up there tend to have excess capacity available sitting in the yard. They build on speculation and keep units in the yard. We haven’t done that, but there is excess capacity sitting available to be purchased for immediate delivery in Canada, that is why things have slowed down a bit up there. The producers are taking less right now and there is inventory sitting in some of our competitors’ yards.

Robert Christiansen - Buckingham Research Group — Analyst
Okay, thank you.

Operator
Gentlemen, at this time there are no further questions. I would like to turn the call back over to Mr. Steve Snider for closing comments.

Stephen Snider
Thank you. I’d like to close by saying that we are pleased with both our record financial results in 2006 and our strategic initiatives to enhance our performance. I want to thank our employees, in particular, for their incredible efforts and achievements in the last several quarters as we accomplished the ERP integration, created the first MLP in the compression sector, made a key acquisition of an Asian fabrication business and had the pending merger with Hanover.
We’re obviously doing a lot of great things at Universal and we stretched our organization and people over the course of the last year or so. We have our plate full of initiatives.
We did not perform as well operationally in the fourth quarter as we have in the past. But we are continuing to work on merger related and other strategic initiatives and we’ll be very active over the coming quarters in regaining our operating focus.
Despite this challenge, we strongly believe we are doing the right things to enhance long-term shareholder value and we thank you for participating on our earnings conference call today and we’ll look forward to talking with you again in a couple of months. Thanks, everybody.

Operator
This does conclude today’s conference. You may disconnect at this time.
Additional Information
In connection with the proposed merger of Universal Compression Holdings and Hanover, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings and Hanover, and other materials, will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal Compression Holdings and Hanover, without charge, at the SEC’s web site at www.sec.gov , Universal Compression Holdings’ web site at www.universalcompression.com , and Hanover’s web site at www.hanover-co.com . Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.

Participants in Solicitation
Hanover and Universal Compression Holdings and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal Compression Holdings’ respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
Universal Compression Holdings, headquartered in Houston, Texas, is a leading natural gas compression services company, providing a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry.
Universal Compression Partners was recently formed by Universal Compression Holdings to provide natural gas contract compression services to customers throughout the United States and completed its initial public offering in October 2006 with an initial fleet comprising approximately 330,000 horsepower, or approximately 17% by available horsepower of Universal Compression Holdings’ domestic contract compression business at that time. Universal Compression Holdings owns approximately 51% of Universal Compression Partners.